UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

CNPJ: 06.948.969/0001-75

NIRE: 35.300.316.584

NOTICE TO SHAREHOLDERS

LINX S.A. (B3: LINX3; NYSE: LINX) (“Company”), informs its shareholders that, pursuant to the call notice disclosed on October 2, 2020 (“Call Notice”) to the Extraordinary Shareholders’ Meeting to be held on November 17, 2020, at 2 pm, by exclusively virtual means (“EGM”), the Company resubmitted on this date the Participation Manual for the EGM (“Manual”), containing the necessary instructions for the shareholders that with so participate and vote in the EGM through an electronic platform.

As informed in the Manual, the shareholders that opt to participant in the EGM through the electronic platform must register by November 15, 2020, through the following preregistration link: https://plataforma.alfm.adv.br/ALFM/acionista.wpconsentimento.aspx?CtxW0jdnQS4JAgUx1hIBxU4oe3NwOWxzX/pHXJpYt2rJuL6hNpAkhuK4YT1rspMn (“Registration Link”).

In order to register, the shareholders must provide the information requested in the Registration Link and upload to the electronic platform, through the same Registration Link, the necessary documentation for registration, as described in the Manual.

The Company reiterates that shareholders who fail to register by November 15, 2020 will not be able to remotely participate in the EGM through the electronic system provided by the Company.

For further information, the Company requests that shareholders consult the Manual and other documents related to the EGM on Linx’s Investors Relations webpage (ri.linx.com.br) on the CVM webpage (www.cvm.gov.br), on the webpage of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and at the Company’s principal place of business.

São Paulo, October 16, 2020.

Nércio José Monteiro Fernandes

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer